As filed with the Securities and Exchange Commission on June 8, 2012

Registration No. 333-168129

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT No. 2 TO

FORM S-11

FOR REGISTRATION

Under

THE SECURITIES ACT OF 1933 OF

SECURITIES OF CERTAIN REAL ESTATE COMPANIES

CNL HEALTHCARE TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

Maryland	6798	27-2876363
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

	CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801 Telephone: (407) 650-1000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Stephen H. Mauldin

President and Chief Executive Officer

CNL Healthcare Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard Baltz, Esq. Neil Goodman, Esq. Arnold & Porter LLP 555 Twelfth Street, NW Washington, DC 20004-1206 Telephone: (202) 942-5124	Peter E. Reinert, Esq. Lowndes, Drosdick, Doster, Kantor & Reed, P.A. 215 North Eola Drive Orlando, Florida 32801 Telephone: (407) 843-4600

Approximate date of commencement of proposed sale to public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Form S-11 Registration Statement (Registration No. 333-168129) is filed pursuant to Section 462(d) solely to (i) update Table VI included in Part II of the Registration Statement and (ii) to file an updated power of attorney as an exhibit to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b)	The following exhibit is filed as part of the Registration Statement:

Exhibit No.	Description
24	Power of Attorney
99.1	Table VI—(Unaudited) Acquisitions of Properties by Program

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on June 8, 2012.

CNL HEALTHCARE TRUST, INC. (Registrant)

By:	/s/ James M. Seneff, Jr.
James M. Seneff, Jr. Chairman of the Board and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ James M. Seneff, Jr.	Chairman of the Board and Director	June 8, 2012
James M. Seneff, Jr.

/s/ *	Vice Chairman of the Board and Director	June 8, 2012
Thomas K. Sittema

/s/ *	Independent Director	June 8, 2012
Bruce Douglas

/s/ *	Independent Director	June 8, 2012
Michael P. Haggerty

/s/ *	Independent Director	June 8, 2012
J. Douglas Holladay

/s/ *	President and Chief Executive Officer	June 8, 2012
Stephen H. Mauldin	(Principal Executive Officer)

/s/ *	Senior Vice President, Chief Financial	June 8, 2012
Joseph T. Johnson	Officer and Treasurer (Principal Financial Officer)

/s/ *	Senior Vice President and Chief	June 8, 2012
Ixchell C. Duarte	Accounting Officer (Principal Accounting Officer)

By his signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Post-effective Amendment No. 2 to the Registration Statement on behalf of the persons indicated.

*By:	/s/ James M. Seneff, Jr.
James M. Seneff, Jr.
Attorney-in-Fact